EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 weeks ended
	6/14/03	6/15/02

Earnings:
Income before income taxes	$2,575	$2,291
Unconsolidated affiliates interests, net	(86)	(111)
Amortization of capitalized interest	4	4
Interest expense	74	74
Interest portion of rent expense (a)	32	28

Earnings available for fixed charges	$2,599	$2,286

Fixed Charges:
Interest expense	$74	$74
Capitalized interest	3	1
Interest portion of rent expense (a)	32	28

Total fixed charges	$109	$103

Ratio of Earnings to Fixed Charges (b)	23.80	22.27

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.